Exhibit 99.1

AuRico Gold and Carlisle Goldfields form a Strategic Partnership in the Lynn Lake Gold District

TORONTO, Nov. 11, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced that it has entered into an agreement to subscribe for 70,600,000 common shares of Carlisle Goldfields Limited ("Carlisle"), at a price of C$0.08/share, for total consideration of approximately C$5.6 million (the "Private Placement"), subject to certain conditions including approval of the Toronto Stock Exchange. On closing of the Private Placement, AuRico will hold own 70,600,000 common shares of Carlisle, representing approximately 19.9% of the issued and outstanding common shares of Carlisle on a non-diluted basis.

In conjunction with the Private Placement, AuRico has entered into a joint venture agreement with respect to Carlisle's Lynn Lake Gold Camp ("Lynn Lake" or the "Project"), located in Lynn Lake, Manitoba, pursuant to which AuRico will acquire a 25% interest in the Project for an initial cash contribution of C$5 million, with the option to earn up to an additional 35% interest by funding C$20 million on the Project over a three-year period and delivering a feasibility study within that time period. Lynn Lake is a highly prospective past-producing gold camp consisting of five near surface deposits with significant existing infrastructure in place.

"This transaction with Carlisle represents a compelling, but low risk opportunity to participate in the early stage advancement of a highly prospective mining district in Canada and is consistent with our strategic focus on high-quality assets in North America," stated Scott Perry, President and CEO.

Readers should refer to the section entitled "Early Warning Disclosure" provided in Appendix A at the end of this press release.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes advanced development opportunities in Mexico and Canada. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains certain information that constitutes "forward-looking information" and "forward-looking statements" as defined under Canadian and U.S. securities laws. All statements in this press release, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "contemplate", "may", "could", "will", "intend", "estimate", "forecast", "target", "budget", "schedule" and similar expressions identify forward-looking statements. Forward-looking information in this press release include without limitation, among other things, statements regarding the anticipated benefits of the transaction, anticipated future financial and operational performance, the future price of gold and silver, the success of exploration activities, the Company's ability to delineate additional resources and reserves as a result of such programmes, the completion of a feasibility study within the indicated timeframe, statements regarding the advancement of the Lynn Lake district, mineral reserves and mineral resources and anticipated grades, exploration expenditures, costs and timing of any future development, costs and timing of future exploration exploration and the Company's intentions regarding its investment in Carlisle.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this press release include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar and U.S. dollar); the impact of inflation; changes in our credit rating; employee and contractor relations; litigation;  operating or technical difficulties in connection with the joint venture; uncertainty with the Company's ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company, as well as those factors discussed under "Risk Factors" in the Company's most recent Annual Information Form.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this press release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the assumptions set forth in our most recent Form 40-F/Annual Information Form. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

There can be no assurance that forward-looking statements or information will prove to be accurate, accordingly, investors should not place undue reliance on the forward-looking statements or information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

APPENDIX A

Early Warning Disclosure

As of the date hereof, AuRico does not own any securities of Carlisle. For purposes of calculating the percentage of common shares of Carlisle that will be owned by AuRico, AuRico has assumed that there will be 284,171,860 common shares of Carlisle outstanding prior to completion of the Private Placement, as disclosed by Carlisle in the subscription agreement governing the terms and conditions of the Private Placement.  The Private Placement will be undertaken in reliance upon the accredited investor exemption available under applicable Canadian securities laws.

AuRico acquired ownership of the common shares of Carlisle that are the subject of this press release for investment purposes.  AuRico intends to review its investments in Carlisle on a continuing basis.  In connection with the Private Placement, AuRico and Carlisle entered into an investor rights agreement, pursuant to which, among other things, AuRico shall have the right to (i) appoint two members to the board of directors of Carlisle, (ii) participate in future equity financings of Carlisle in order to maintain its pro rata ownership interest, and (iii) match any strategic proposal (as defined in the investor rights agreement) proposed by a third party.  In addition, pursuant to the investor rights agreement, AuRico has agreed not to acquire more than 19.9% of the common shares of Carlisle until November 5, 2016, subject to customary conditions.  Depending on various factors including, without limitation, Carlisle's financial position, the price levels of the common shares of Carlisle, conditions in the securities market, general economic and industry conditions, AuRico's business or financial condition and standstill obligation to Carlisle and other factors and conditions that AuRico may deem relevant, AuRico may in the future take such actions with respect to its investment in Carlisle as AuRico deems appropriate including, without limitation, making proposals to Carlisle concerning changes to the capitalization, ownership structure or operations of Carlisle, acquiring common shares of Carlisle or selling or otherwise disposing of some or all of the common shares of Carlisle held by AuRico.  In addition, AuRico may formulate other purposes, plans or proposals regarding Carlisle or any of Carlisle's securities to the extent deemed advisable in light of the investor rights agreement, general investment and trading policies, market conditions or other factors or may change its intention with respect to any and all matters referred to above.

This news release is not an admission that an entity named in the news release owns or controls any described securities or is a joint actor with another named entity.

AuRico's address is 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information:

please visit the AuRico Gold website at www.auricogold.com or to obtain a copy of the early warning report to be filed by AuRico in connection with the foregoing, please contact:

Scott Perry
Chief Executive Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 08:30e 11-NOV-14